Exhibit 12

XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

(U.S. Dollars in thousands, except ratios)

	Six Months Ended 30-June 2012	Six Months Ended 30-June 2011

Earnings:
Pre-tax (loss) income from continuing operations	427,838	(71,441)
Fixed charges	141,923	149,643
Distributed income of equity investees	54,609	983

Subtotal	624,370	79,185
Less: Non-controlling interests	(12)	(134)
Preference share dividend	40,023	35,572

Total Earnings (Loss)	584,359	43,747

Fixed charges:
Interest costs	53,455	83,361
Accretion of deposit liabilities	43,203	25,885
Rental expense at 30% (1)	5,242	4,825

Total fixed charges	101,900	114,071

Preference share dividends	40,023	35,572

Total fixed charges and preference dividends	141,923	149,643

Ratio of earnings to fixed charges	5.7	0.4

Ratio of earnings to fixed charges & preference dividends	4.1	0.3

Deficiency - fixed charges only (2)	N/A	70,324

Deficiency - fixed charges and preference dividends (2)	N/A	105,896

Notes:

(1)	30% represents a reasonable approximation of the interest factor.
(2)	For the six months ended June 30, 2011, earnings were insufficient to cover fixed charges and fixed charges plus preference dividends by $70.3 million and $105.9 million, respectively.